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                           April 29, 2021

       Burton Goldfield
       Chief Executive Officer
       TriNet Group, Inc.
       One Park Place, Suite 600
       Dublin, CA 94568

                                                        Re: TriNet Group, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 16,
2021
                                                            File No. 001-36373

       Dear Mr. Goldfield:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 34

   1. In presenting net service revenues and net insurance service revenues, you comingle revenues and expenses
and state that these non-GAAP measures provide a comparable
                                                        basis of revenues on a
net basis. Please tell us why you believe these non-GAAP
                                                        measures do not
substitute individually-tailored recognition and measurement methods for those of GAAP. Refer to
Question 100.04 of the Non-GAAP Financial Measures
                                                        Compliance and
Disclosure Interpretations.
   2. Please remove adjusted EBITDA margin from your filing or use total revenues, rather than net service
revenues, in the denominator of its computation.
 Burton Goldfield
TriNet Group, Inc.
April 29, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 with any questions.



FirstName LastNameBurton Goldfield                        Sincerely,
Comapany NameTriNet Group, Inc.
                                                          Division of
Corporation Finance
April 29, 2021 Page 2                                     Office of Trade &
Services
FirstName LastName